EXHIBIT 99.1

World Renowned Law Firm Grant & Eisenhofer Appointed Lead Counsel In Newly Consolidated Class Action Lawsuit Against Canadian Banks CIBC and RBC Alleging Illegal Stock Market Manipulation of Quantum BioPharma Shares

TORONTO, Oct. 08, 2026 (GLOBE NEWSWIRE) -- Quantum BioPharma Ltd. (NASDAQ: QNTM) (FRA: 0K91) (“Quantum BioPharma” or the “Company”), a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions, today announced that the United States District Court for the Southern District of New York has agreed to consolidate both the Company’s direct action and a class action led by an individual investor alleging market manipulation. In addition, the court appointed experienced law firm Grant & Eisenhofer P.A. (“Grant & Eisenhofer”) as lead counsel in the class action. According to Grant & Eisenhofer, the firm has recovered over USD $30 Billion dollars for its clients to date in some of the most complex, often precedent-setting cases, in fights against the world’s largest and richest opponents.

The Quantum Biopharma lawsuit alleged that between January 1, 2020, and August 15, 2024, the Defendants and/or their customers used “spoofing” techniques to manipulate the share price of Quantum BioPharma shares. The class action lawsuit filed December 11, 2025, alleges that between January 6, 2021, and October 15, 2025, shareholders who sold securities of Quantum Biopharma Ltd., formerly known as FSD Pharma Inc., were significantly and materially harmed.

A link to the Court’s ruling can be found here: Opinion and Order 25-cv-10565 (ER)

For more information visit: www.quantumbiopharma.com under the page Quantum vs Banks.

About Quantum BioPharma Ltd.

Quantum is a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions for the treatment of challenging neurodegenerative and metabolic disorders and alcohol misuse disorders with drug candidates in different stages of development. Through its wholly owned subsidiary, Lucid Psycheceuticals Inc. ("Lucid"), Quantum is focused on the research and development of its lead compound, Lucid-MS. Lucid-MS is a patented new chemical entity shown to prevent and reverse myelin degradation, the underlying mechanism of multiple sclerosis, in preclinical models. Quantum invented UNBUZZD™ and spun out its OTC version to Unbuzzd Wellness Inc. ("Unbuzzd") (formerly, Celly Nutrition Corp.), led by industry veterans. Quantum retains ownership of 19.48% (as of June 30, 2026) of Unbuzzd. The agreement with Unbuzzd also includes royalty payments of 7% of sales from unbuzzd™ until payments to Quantum total $250 million. Once $250 million is reached, the royalty drops to 3% in perpetuity. Quantum retains 100% of the rights to develop similar products or alternative formulations specifically for pharmaceutical and medical uses.

For more information visit www.quantumbiopharma.com.

Forward-Looking Information

This news release contains “forward-looking statements” within the meaning of applicable securities laws, including the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements other than statements of historical fact and may include statements regarding the Company’s litigation against the defendants, the effect of the Court’s decision to consolidate the related actions, the conduct and timing of the consolidated litigation, the Company’s ability to pursue its claims, the potential recovery of damages or other relief, and the Company’s expectations regarding the ultimate outcome of the litigation. Forward-looking statements are often identified by words such as “may,” “will,” “should,” “expect,” “anticipate,” “believe,” “intend,” “estimate,” “potential,” “continue,” “could” and similar expressions, although not all forward-looking statements contain these identifying words.

Forward-looking statements are based on management’s current expectations, assumptions and beliefs and are subject to significant risks, uncertainties and other factors that could cause actual results or events to differ materially from those expressed or implied by such statements. These risks and uncertainties include, among others, the inherent uncertainty, cost and duration of litigation; the possibility of appeals, procedural rulings, delays, settlement discussions or other developments; the Company’s ability to prove its allegations and establish liability, causation and damages; the defendants’ defenses and counterarguments; the amount, if any, of damages or other relief that may ultimately be awarded or recovered; the collectability of any judgment or settlement; and other risks described in the Company’s filings with the U.S. Securities and Exchange Commission. The Court’s consolidation of the related actions and appointment of lead counsel are procedural developments and do not constitute a determination on the merits of the Company’s claims or any finding of liability or damages. There can be no assurance that the litigation will result in a favorable judgment, settlement, recovery of the amount claimed, or any recovery at all.

Readers are cautioned not to place undue reliance on forward-looking statements. The forward-looking statements in this news release speak only as of the date hereof and are expressly qualified in their entirety by this cautionary statement. Except as required by applicable law, the Company undertakes no obligation to update or revise any forward-looking statement as a result of new information, future events or otherwise.

Contacts:

Investor Relations
Robert Guzman, Investor Relations
Email: Rob@QuantumBioPharma.com
Telephone: (833) 304-0323
General Inquiries: info@QuantumBioPharma.com